Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets as of June 30, 2026 (Unaudited) and December 31, 2025	F-2
Unaudited Interim Consolidated Statements of Operations and Comprehensive (Loss) Income for the six months ended June 30, 2026 and 2025	F-3
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2026 and 2025	F-4
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2026 and 2025	F-5
Notes to Unaudited Interim Consolidated Financial Statements	F-6

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

		June 30,	December 31,
	Note	2026	2025
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$8,306,692	$1,258,616
Inventories	3	73,267	—
Prepaid expenses and other current assets	4	234,340	167,612
Tax recoverable		—	597
TOTAL CURRENT ASSETS		8,614,299	1,426,825

Operating lease right-of-use assets, net	6	136,913	212,324
Plant and equipment, net	5	159,926	248,894
Deferred offering costs	7	—	929,137
TOTAL ASSETS		$8,911,138	$2,817,180

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Operating lease liabilities, current	6	$137,598	148,663
Accrued expenses and other liabilities	8	202,850	319,872
Due to Director	11	1,600,000	—
TOTAL CURRENT LIABILITIES		1,940,448	468,535

Operating lease liabilities, non-current	6	—	64,742
TOTAL LIABILITIES		1,940,448	533,277
Commitments and contingencies	10

Ordinary shares, $0.00001 par value; 4,950,000,000 shares authorized, 560,759,740 and 556,800,001 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively*	9	$5,608	$5,568
Series A preferred shares, $0.00001 par value, 50,000,000 shares authorized, 780,000 shares issued and outstanding as of June 30, 2026	9	8	—
Additional paid-in-capital	9	14,157,893	7,293,276
Accumulated deficits		(7,646,583)	(5,484,378)
Accumulated other comprehensive income		453,764	469,437
Total shareholders’ equity		6,970,690	2,283,903
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$8,911,138	$2,817,180

*The shares amounts are presented on a retroactive basis, due to group reorganization (see Note 1 and 9).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

		For the Six Months
		Ended June 30,
	Note	2026	2025
Revenue	2	$1,386,608	$1,129,238
Cost of revenue		(829,124)	(740,172)
Gross profit		557,484	389,066

Operating expenses
General and administrative expenses		1,489,663	1,281,786
Research and development expenses	2	1,229,998	268,451
Research and development expenses – related party	2,11	—	448,571
Total operating expenses		2,719,661	1,998,808

Loss from operations		(2,162,177)	(1,609,742)

Other income (expenses)
Other (expenses) income, net		(7,549)	(21,358)
Interest income		7,521	29,007
Total other income (expenses), net		(28)	7,649

Loss before income tax		(2,162,205)	(1,602,093)
Income tax credit (expense)		—	4
Net loss		$(2,162,205)	$(1,602,089)

Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation		(15,673)	469,815
Comprehensive loss		$(2,177,878)	$(1,132,274)

Basic net (loss) income per share*		(0.00)	(0.00)
Basic weighted average number of shares outstanding*	2	557,215,664	556,800,001

Diluted net (loss) income per share*		(0.00)	(0.00)
Diluted weighted average number of shares outstanding*	2	557,215,664	556,800,001

*Shares related information and additional paid-in capital are retrospectively restated for effect of recapitalization completed on June 12, 2026.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SL Science Holding Limited

Unaudited Interim Consolidated Statement of Changes in Shareholders’ Equity

For the Six months ended June 30, 2026 and 2025

							Accumulative
	Preferred		Ordinary		Additional		other	Total
	Shares		shares		paid-in	Accumulated	comprehensive	Shareholders’
	Shares	Amount	Shares*	Amount	capital	deficits	income	equity
		US$		US$	US$	US$	US$	US$
Six months ended June 30, 2026:
Balance at January 1, 2026	—	—	556,800,001	5,568	7,293,276	(5,484,378)	469,437	2,283,903
Conversion of Ordinary shares in connection with reverse recapitalization	—	—	3,179,739	32	398,043	—	—	398,075
Issuance of PIPE units	780,000	8	780,000	8	7,799,984	—	—	7,800,000
Transaction cost in connection with reverse recapitalization and issuance of PIPE units	—	—	—	—	(1,333,410)	—	—	(1,333,410)
Net loss for the period	—	—	—	—	—	(2,162,205)	—	(2,162,205)
Foreign currency translation adjustment	—	—	—	—	—	—	(15,673)	(15,673)
Balance at June 30, 2026	780,000	8	560,759,740	5,608	14,157,893	(7,646,583)	453,764	6,970,690

Six months ended June 30, 2025:
Balance at January 1, 2025	—	—	556,800,001	5,568	7,157,579	(1,664,560)	228,466	5,727,053
Reversal of prior year carve-out tax difference	—	—	—	—	135,697	—	—	135,697
Foreign currency translation adjustments	—	—	—	—	—	—	469,815	469,815
Net loss for the period	—	—	—	—	—	(1,602,089)	—	(1,602,089)
Balance at June 30, 2025	—	—	556,800,001	5,568	7,293,276	(3,266,649)	698,281	4,730,476

*The shares amounts are presented on a retroactive basis, due to group reorganization (see Note 1 and 9).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

		For the Six Months
		Ended June 30,
	Note	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(2,162,205)	$(1,602,089)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expenses	5	84,838	5,937
Lease expenses	6	—	76,627

Changes in operating assets and liabilities
Inventories		(73,267)	650,498
Prepaid expenses and other current assets		175,773	195,674
Accrued expenses and other liabilities		(117,022)	167,346
Deferred tax liabilities		—	(4,390)
Amount due to an affiliate		—	444,477
Operating lease liabilities		(396)	(68,237)
Tax refund		597	—
Net cash (used in) operating activities		(2,091,682)	(134,157)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of plant and equipment	5	—	(317,676)
Net cash (used in) investing activities		—	(317,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Director		1,600,000	—
Proceeds from reverse recapitalization		155,574	—
Proceeds from PIPE units		7,800,000	—
Payment of offering cost related to reverse recapitalization		(404,273)	(614,373)
Net cash provided by (used in) financing activities		9,151,301	(614,373)

Effect of change in exchange rate		(11,543)	473,972

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		7,048,076	(592,234)
Cash and cash equivalents, beginning of year		1,258,616	4,137,526
Cash and cash equivalents, end of year		$8,306,692	$3,545,292

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid		$—	$—
Interest paid		$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTMENT AND FINANCIAL ACTIVITIES INFORMATION:
Addition to operating lease right-of-use assets and lease liabilities		$—	$344,702
Reclassification of deferred offering costs to additional paid-in capital upon business combination		$1,333,410	$—
Assets acquired from reverse recapitalization		$242,501	$—
Liabilities assumed from reverse recapitalization (settled by working capital loan)		$1,001,134	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

1. ORGANIZATION

SL Science Holding Limited (the “Company” or “SL Science”) was incorporated in the Cayman Islands as an exempted company limited by shares on March 18, 2025, and wholly-owned by SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”). The Company has not commenced any operations since its formation. The Company was incorporated solely for the purpose of completing the transactions contemplated by the Business Combination Agreement and Plan of Reorganization, dated May 9, 2025 (as may be further amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”).

The parties to the Business Combination Agreement include (i) the Company, (ii) Horizon Space Acquisition II Corp., a Cayman Islands exempted company limited by shares (“HSPT”), (iii) CW Mega Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of the Company (“Merger Sub I”), (iv) WW Century Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of the Company (“Merger Sub II”), and (v) SL Bio, pursuant to which, among other things, (i) Merger Sub I will merge with and into HSPT, with HSPT as the surviving entity and a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) following the First Merger, Merger Sub II will merge with and into SL Bio, with SL Bio as the surviving entity and a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

On June 12, 2026, Merger Sub I merged with and into HSPT, with HSPT continuing as the surviving company and becoming a wholly owned subsidiary of the Company. Each issued and outstanding ordinary share of HSPT (other than redeeming and dissenting shares) was automatically cancelled and converted into the right to receive one Company’s ordinary share. In connection with the First Merger, 3,502,404 HSPT ordinary shares were redeemed and cancelled, while the remaining non-redeeming shares were converted into Company’s ordinary shares.

On the same day, Merger Sub II merged with and into SL Bio, with SL Bio continuing as the surviving company and becoming a wholly owned subsidiary of the Company. Each issued and outstanding ordinary share of SL Bio was automatically cancelled and converted into the right to receive newly issued Company’s ordinary shares based on the exchange ratio set forth in the Business Combination Agreement. In aggregate, 556,800,000 Company’s ordinary shares were issued to SL Bio shareholders. Upon completion of the Second Merger, the authorized share capital of SL Bio was reclassified to $500,000 divided into 500,000,000 shares of par value of $0.001 each.

Following the effective time of the First Merger and Second Merger, the Company’s has authorized shares of 4,950,000,000, ordinary shares of par value $0.00001 each and 50,000,000 preferred shares of par value $0.00001 each. The issued and outstanding ordinary shares of the Company was 559,979,740 ordinary shares of par value $0.00001 each as of June 12, 2026. As a result of Business Combination, SL Bio and HSPT each became wholly owned subsidiaries of the Company following the merger. The Company and its subsidiaries are collectively referred as the “Group”.

In addition, in connection with the Business Combination, on March 24, 2026, the Company entered into subscription agreements with certain investors for PIPE Financing of 780,000 units at $10.00 per unit for aggregate gross proceeds of $7,800,000. Each unit consists of one Company’s ordinary share and one preferred share, with each preferred share convertible into one-third of one Company’s ordinary share six months following the closing of Business Combination. As a result, as of June 12, 2026, The Company’s issued and outstanding preferred shares and ordinary shares was 780,000 preferred shares of par value $0.00001 each and 560,759,740 ordinary shares of par value $0.00001 each respectively.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

1. ORGANIZATION (cont.)

The transaction was accounted for as a reverse recapitalization with SL Science being the accounting acquirer and HSPT as the acquired company for accounting purposes. SL Bio was determined to be the accounting acquirer since SL Bio’s shareholders prior to the Business Combination had the greatest voting interest in the combined entity, SL Bio and its subsidiary comprised the ongoing operations, had the go-forward senior management, and the SL Bio shareholders were to control the board of directors and have a majority of the voting power of SL Science. Accordingly, for accounting purposes, the financial statements after the closing of the Business Combination represent a continuation of the financial statements of SL Bio, with the Business Combination treated as the equivalent of issuing shares for the net assets of HSPT, accompanied by a recapitalization. The net assets of HSPT are stated at historical cost, with no goodwill or other intangible assets recorded. Additionally, the shares and corresponding capital amounts and losses per share, prior to the Business Combination have been retrospectively restated base on shares reflecting the exchange ratio established in Business Combination Agreement.

On June 15, 2026, the Ordinary Shares of the Company began trading on the NASDAQ under the symbol “SLBT”.

As of the date of this unaudited interim consolidated financial statements, the Company has direct and indirect interests in the following subsidiaries:

				% of
	Date of	Place of		Equity	Principal
Name of Entity	Incorporation	Incorporation	Shareholders	Ownership	Activities
SL Bio Limited	March 18, 2024	Cayman	SL Science	100%	Holding
SL Bio Co., Ltd (“SL Bio Taiwan”)	July 21, 2022	the Republic of China (“ROC” or “Taiwan”)	SL Bio	100%	research, development and sales of exosome products
Horizon Space Acquisition II Corp	March 21, 2023	Cayman	SL Science	100%	Inactive

Liquidity

As of June 30, 2026, the Group had approximately $8.3 million of cash and cash equivalents and working capital of approximately $6.7 million. The Group has recurring net losses and negative cash flows from operations for the six months ended June 30, 2026, which may raise concerns regarding its ability to meet short-term obligations. The Group will continue incur net losses and negative cash flows from operating activities for the foreseeable future as the Group will need additional funds for the research and development of CD-19 Armed-T products and GDT cell therapy products. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to generate net income for the foreseeable future.

The Group has developed plans to alleviate these unfavorable conditions, included improving its profitability, and obtaining debt financing and loans from existing shareholders for additional funding to meet its operating needs. The management believe that the above financing could provide sufficient fundings for the Group to meet the obligations as they become due for at least twelve months from the date of this unaudited interim consolidated financial statement.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and presentation

The unaudited interim consolidated financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information.

The unaudited interim consolidated financial statements have been prepared on the same basis as SL Bio’s audited consolidated financial statements for the year ended December 31, 2025 and, in the opinion of management, reflect all adjustments, which consist of normal recurring adjustments, considered necessary for a fair presentation of the periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2026. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s and SL Bio’s audited consolidated financial statements for the year ended December 31, 2025 and accompanying footnotes included. The consolidated balance sheet as of December 31, 2025 was derived from the consolidated financial statements of SL Bio as of that date, but does not include all disclosures, including notes, required by U.S. GAAP.

The functional currency of the major operating subsidiary, SL Bio Taiwan, is the New Taiwan Dollars (“NTD”); however, the accompanying unaudited interim consolidated financial statements have been translated and presented in U.S. Dollars (“US$”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the unaudited interim consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Reverse Recapitalization

Since the owners and management of SL Science possessed voting and operating control of the combined company after the share exchange, the transaction constituted a reverse acquisition for accounting purposes, as contemplated by FASB ASC 805-40 and corresponding ASC 805-10-55-10, 12 & 13. Under this accounting, the entity that issues shares (HSPT – the legal acquirer) is identified as the acquiree for accounting purposes. The entity whose shares are acquired (SL Science) is the accounting acquirer.

In addition, HSPT was characterized as a non-operating public shell company, pursuant to SEC reporting rules. The SEC staff considers a reverse-acquisition with a public shell to be a capital transaction, in substance, rather than a business combination. The transaction is effectively a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that the transaction was consummated at book value and no goodwill or intangible assets were recognized.

For SEC reporting purposes, SL Science is treated as the continuing reporting entity that acquired HSPT (the historic shell registrant). Therefore, all financial statements filed subsequent to the transaction reflect the historical financial condition, results of operations and cash flows of Reach, for all periods presented.

Principles of Consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission.

As described in Notes 1 and 9, the Share Exchange was accounted for as a reverse recapitalization, with SL Science treated as the accounting acquirer. Accordingly, the historical financial statements prior to the Share Exchange are those of SL Science and its subsidiaries. The consolidated financial statements include the accounts of SL Science and its subsidiaries for all periods presented, and the accounts of HSBT (the legal acquirer) from June 12, 2026, the date of the Share certified by Nasdaq listing.

The consolidated financial statements include the accounts of the Company and its subsidiaries in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Uses of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s unaudited interim consolidated financial statements included provision for expected credit losses of inventories impairment assessment, the assessment of impairment of long-lived assets assessment, right-of-use (“ROU”) assets and operating lease liabilities. Actual results could differ from those estimates.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risk and uncertainties

Generally, the industry in which the Group operates subjects the Group to a number of risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to:

•the timing, costs and results of clinical trials and other development activities versus expectations;

•the ability to manufacture products successfully; competition from products sold or being developed by other companies;

•the price of, and demand for products once approved; and

•the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

The global economy has also been materially negatively affected by the outbreak of a widespread health epidemic, such as COVID-19, avia flu or Africa swine flu and there is continued severe uncertainty about the duration and intensity of its impacts. The global growth forecast is uncertain, which may seriously affect our business. While the potential economic impact brought by, and the duration of the outbreak and its new variants may be difficult to assess or predict, a widespread pandemic could result in significant disruption of general economy that could materially negatively affect our business.

Fair Value of Financial Instruments

The Group has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents are classified within level 1 of the fair value hierarchy because they are valued using quoted market price.

The carrying amounts of the other financial assets and liabilities, which consist of accounts receivable, restricted cash, other current assets and other liabilities approximate their fair values due to the short-term nature of these instruments.

Cash and cash equivalents

Cash and cash equivalents included cash on hand placed with banks, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in Taiwan are only insured by Central Deposit Insurance Corporation, a government agency, up to NTD 3 million ($91,500), and are consequently exposed to risk of loss. The Group believes the probability of a bank failure, causing loss to the Group, is remote.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit loss Allowance

The Group adopted ASC 326, Financial Instruments—Credit Losses, which requires to create an impairment model that is based on expected losses.

The Group’s accounts receivable, prepaid expenses and other current assets are within the scope of ASC 326. Accounts receivables are recognized and carried at the original invoice amounts less the expected credit loss. The Group has a policy of reserving for uncollectible accounts based on our best estimate of the amount of probable expected credit losses in the existing accounts receivable. The Group performs ongoing credit evaluations of the customers and maintains an allowance for potential bad debts if required. Other current assets are recognized and carried at the initial amount when occurred less an allowance for any uncollectible amount.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its counterparty and the related receivables and other current assets which include size, type of the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed annually based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. The Group has assessed its receivable including credit term and corresponding all its receivables in June 2026. Upon such credit terms, no bad debt expense was incurred during the six months ended June 30, 2026 and 2025, respectively. The Group recognized nil expected credit loss allowance for prepaid expenses and other current assets as of June 30, 2026 and December 31, 2025.

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potentially obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demand and market conditions. No write-downs were recorded for inventories during the six months ended June 30, 2026 and 2025.

Plant and Equipment

Plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of the assets as follows:

Leasehold improvement	Over the shorter of lease term of the estimated useful lives of the assets
Machinery and equipment	5 years
Office equipment	5 years

The cost and accumulated depreciation of plant and equipment disposed of or sold are removed from the balance sheets and resulting gains and losses are recognized in the statements of operations, if any.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as plant and equipment, operating lease right-of-use assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There is no impairment of long-lived assets recorded for the six months ended June 30, 2026 and 2025.

Lease

The Group accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. For the leases with the term within 12 months, the Group applies the recognition requirements of ASC 842 to short-term leases.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group’s right to use an underlying asset for the lease term, and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are initially recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable.

The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the measurement of lease liabilities. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The Group recognized no impairment of ROU assets as of June 30, 2026 and December 31, 2025.

Statutory reserve

Pursuant to the laws applicable to Taiwan, Taiwanese entities must make appropriations from after-tax profit to the non-distributable “statutory reserve”. Subject to certain cumulative limits, the “statutory reserve” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 100% of the authorized capital (as determined under accounting principles generally accepted in Taiwan (“Taiwan GAAP”) at each year-end). As SL Bio Taiwan had accumulated deficit under Taiwan GAAP during the reporting periods, no appropriations to the statutory reserve was required.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition

The Group recognizes revenue when its customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Revenue for the six months ended June 30, 2026 consists of the following:

	Corporate	Retail
	Customers	Customers	Total
Exosome concentrate	$1,386,608	—	1,386,608
Total	$1,386,608	—	1,386,608

Revenue for the six months ended June 30, 2025 consists of the following:

	Corporate	Retail
	Customers	Customers	Total
Exosome concentrate	$1,023,295	$69,780	$1,093,075
Skin care products	1,160	9,046	10,206
Hair care products	3,349	22,608	25,957
Total	$1,027,804	$101,434	$1,129,238

Product revenue recognition – point of time

The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point of time. The customers pick up the goods directly from the Group’s premise, and the Group has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers. The Group does not offer sales rebate to its customers. Any discount will be net of the revenue at the point of time. The Group does not provide its customers with the right of return (except for product quality issue). The customer is required to perform product’s quality check immediately upon delivery of the products and reports to the Group within a few days if there is quality issue.

Other revenue

Other revenue represents net amount of exchange difference and interest income recognized for the six months ended June 30, 2026 and 2025.

Cost of revenue

Cost of revenue consists primarily of purchased costs of products for sales and other costs directly related to the sales of products.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

The Group expenses general and administrative expenses as incurred. The Group recorded $1,489,663 and $1,281,786 of general and administrative expenses for the six months ended June 30, 2026 and 2025, respectively.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Group incurs research and development costs in the pursuit of new products and improving the formulation of existing products. Examples of research costs include staff costs, costs for laboratory research, studies, surveys, and other activities aimed at acquiring new knowledge.

CD-19 Armed-T therapy

On June 20, 2024, the Group entered into a licensed patent and know-how transfer agreement with SL Link (the “Patent Transfer Agreement”) to transfer the licensed patent and know-how of CD-19 Armed-T products (the “CD-19 Project”). The licensed patent is related to the research and development of Bi-Specific antibodies for use in producing armed immune cells technology for application in cancer and the relevant know-how (the “CD-19 Patent”). The CD-19 Patent is initially licensed by CytoArm Co., Ltd. (“CytoArm”), a privately-owned company incorporated in Taiwan which engaged in biomedical research business, to SL Link in March 2023. Mr. Wang indirectly owns approximately 12.5% of CytoArm through SL Link on date of transaction, June 30, 2026 and December 31, 2025. According to the Patent Transfer Agreement, SL Link transferred the cooperation rights with CytoArm and the results generated from the CD-19 Project to the Group, for $949,771, which is equivalent to the amount that SL Link paid for the research and development of the CD-19 Project. The Group also agreed to bear the future research and development of the CD-19 Project. CytoArm agreed SL Link to transfer the CD-19 Patent to the Group and will not charge additional costs to the Group. On November 20, 2024, CytoArm, the Group and SL Link entered into a supplementary agreement to confirm the transfer of the CD-19 Project from SL Link to the Group and clarified the transfer of the rights, obligations and financial arrangements between the parties. Under the original license agreement with CytoArm and the supplementary agreement, the Group continues to hold a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products.

The total consideration of the CD-19 Armed-T Licensed Patent is NTD142,000,000 including VAT (or $4,373,600). During the six months ended June 30, 2026 and 2025, the Group did not pay any research and development expenses to CytoArm. As of June 30, 2026 and December 31, 2025, $277,200 was paid to CytoArm in accordance with the agreements. The Group will pay the remaining consideration of NTD133,000,000 ($4,096,400) to CytoArm for further research and development of this technology and for the application to a variety blood cancer drugs and products when certain conditions and milestones are satisfied and completed by CytoArm.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group is also obligated to pay a royalty of 15% of the sales of the CD-19 Armed-T products generated from CD-19 Armed-T Licensed Patent to CytoArm on a quarterly basis, and patent application fees (if any), patent maintenance fees, and project development fees, as well as expenses, costs, taxes, and fees incurred during the term of the agreement. As of June 30, 2026 and December 31, 2025, there have been no patent application fees, patent maintenance fees, or project development fees payable or reimbursable by the Group under the CytoArm license agreement.

As of June 30, 2026, the Group has not yet obtained FDA clearance or approval for any of the product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

Gamma Delta T cell culture technology on Pancreatic and Brain Cancer Treatment

On December 27, 2024, the Group entered into two global non-exclusive license agreements for Gamma Delta T Immune Cells (“GDT Cells”) with Ji Yan BioMedical Co., Ltd. (“JY BioMed”), a company registered in Taiwan, for “Human-Derived Immune Cell γδT Cell Pharmaceutical - Clinical-Grade Manufacturing Technology” and the related proprietary expertise and technical data, with the capability for clinical application development in pancreatic and brain cancers treatments (collectively referred as the “GDT Cells License Agreements”). On April 8, 2025, the Group amended and restated its agreement with JY BioMed to, among other things, combine the two prior agreements into a single agreement, grant the Group exclusive licenses for pancreatic and brain cancer treatment, and adjust the total consideration (the “A&R GDT Cells Licenses Agreement”). Dr. Shen Hsieh-Tsung, Ethan (“Mr. Shen”), the Group Chief Technical Officer (“CTO”), has served as JY BioMed’s Chief Executive Officer until August 1, 2025 and has served as the Chairman of JY BioMed since December 1, 2025, and holds approximately 76.0% and 76.0% equity stake on the date of transaction, December 31, 2025 and June 30, 2026, respectively.

According to the A&R GDT Cells Licenses Agreement, the Group is granted global exclusive right to use, implement, reproduce, and modify JY BioMed’s proprietary technology and technical data for the development, manufacturing, offering for sale, selling, and use of the products derived and developed from JY BioMed’s GDT Cells technology for pancreatic and brain cancer treatments (“GDT Cells Licenses”). The term of licensed period of the GDT Cells Licenses are 20 years after the GDT cell therapy products are launched, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by SL Bio, or an unrectifiable material breach.

Upon the entering of the GDT Cells License Agreements in December 2024, the Group paid $1 million including VAT to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment. The Group will also bear the future research and development costs of GDT cell therapy products thereafter. The total consideration of the A&R GDT Cells Licenses Agreement is $38 million including VAT and the Group is obligated to pay a royalty of 7% and 10% of the sales of the GDT cell therapy products for pancreatic and brain cancer treatment generated from GDT Cells Licenses, respectively.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the six months period ended June 30, 2026 and 2025, the Group paid $nil and $448,571 to JY BioMed for research and development expenses for GDT Cell Licenses. As of June 30, 2026, $1 million including VAT was paid to JY BioMed in according to the A&R GDT Cells Licenses Agreement. The Group will pay the remaining consideration of $37 million to JY BioMed for as milestone payments for further research and development of this technology and for the application to a pancreatic and brain cancer drugs and products when certain conditions and milestones are satisfied and completed by JY BioMed.

On December 11, 2025 the Group entered into an agreement with HeXun Biosciences Co., Ltd (“HeXun”) for the preparation of IRB specimens and the drafting of quality documentation relating to GDT cell therapy products with total consideration of $825,000 {“IRB Agreement”}. During the six months ended June 30, 2026, the conditions and milestones are satisfied and completed by HeXun. Accordingly, the Group recognized $825,000 as research and development expenses for the six months ended June 30, 2026.

Upon the completion of IRB Agreement, on March 2, 2026, the Group entered into an agreement with HeXun with respect to the clinical trial batch and special approval batch manufacturing and application document for the GDT cell therapy product, the Group is obligated to pay a total consideration of $474,000 when certain conditions and milestones are satisfied and completed by HeXun. During the six months ended June 30, 2026, the Group had paid $213,300 under the agreement. The remaining $260,700 is contractually committed and will be payable in future upon the achievement of specified milestones set out in the agreement.

As of June 30, 2026, the Group has not yet obtained FDA clearance or approval for any of the GDT product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

During the six months ended June 30, 2026 and 2025, the Group incurred $1,168,071 and $699,771, respectively, for the research and development expenses of the new product pipeline. As of June 30, 2026 and December 31, 2025, the Group has not capitalized any research and development expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns.

Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Retirement and other post-retirement benefits

Contributions to retirement schemes which are defined contribution plans are charged to the statement of operations as and when the related employee service is provided.

Full time employees of the Group in Taiwan participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care benefits are provided to employees. Taiwanese labor regulations require that the Group to make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $10,073 and $6,349 for the six months ended June 30, 2026 and 2025, respectively.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of foreign currency

Our reporting currency is U.S. Dollars (“US$”). We determine the functional currency of each of our international subsidiaries and their operating divisions based on the primary currency in which they operate. Accordingly, the unaudited interim consolidated financial statements of the Group are translated at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the year. The resulting translation adjustment is reflected in the accumulated other comprehensive income (loss).

Transactions denominated in other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the statements of operations and comprehensive income (loss).

Translation of amounts from NTD into US$ has been made at the following exchange rates for the respective year:

	For the Six Months
	Ended June 30,
	2026	2025
Years ended NTD: US$1 exchange rate	31.89	29.11
Annual average NTD: US$1 exchange rate	31.62	31.88

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity (deficit) during a period from non-owner sources.

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments, which are presented in the statements of comprehensive income (loss).

Certain entities within the Group have intra-group loans denominated in currencies other than the functional currency of the borrowing or lending entity. Where settlement of such loans is neither planned nor anticipated in the foreseeable future, the loans are considered to be of a long-term-investment nature. In accordance with ASC 830-20-35-3(b), foreign currency transaction gains and losses arising from these loans are not recognized in net income (loss), but are reported in the same manner as translation adjustments, as a component of other comprehensive income (loss), and are included in foreign currency translation adjustments within accumulated other comprehensive income (loss). Foreign currency transaction gains and losses arising from other intra-group balances that are not of a long-term-investment nature are recognized in net income (loss) as part of other income (expense), net.

The determination of whether an intra-group loan is of a long-term-investment nature requires management judgment. If the Group’s settlement intention for such a loan changes, foreign currency transaction gains and losses arising after the date of the change are recognized in net income (loss). Amounts previously recorded in accumulated other comprehensive income (loss) remain there until the sale or substantially complete liquidation of the related foreign entity, at which time they are reclassified to net income (loss).

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net (Loss) Income per Share

Each unit consists of one Company’s ordinary share and one preferred share, with each preferred share convertible into one-third of one Company’s ordinary share six months following the closing of Business Combination.

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Basic (loss) income per share is calculated by dividing the net (loss) income by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per share is calculated by dividing the loss by the weighted-average number of Ordinary Shares and potentially dilutive securities outstanding during the period. Potentially dilutive Ordinary Shares consist of ordinary shares issuable upon six months following the closing of Business Combination or each units of Preferred A Series Shares. The dilutive effect of outstanding shares is reflected in diluted earnings per share by application of the treasury stock method, or the if-converted method. Potentially dilutive Series A preferred shares of 557,242,957, presented on an as-converted basis, were excluded from the computation of diluted net loss per share for the six months ended June 30, 2026, because their effect would have been anti-dilutive.

Concentration of risks

Concentration of suppliers

The following supplier accounted for 10% or more of purchase for the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
Supplier	2026	2025
Vendor A	100%	100%

Concentration of customers

The following customers accounted for 10% or more of sales for the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
Customer	2026	2025
Customer A	82%	—%
Customer B	18%	91%

There is no accounts receivable balance as of June 30, 2026 and December 31, 2025.

Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets. The Group places its cash and cash equivalents and restricted cash with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency exchange risk

The reporting currency of the Group is US$, to date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Group is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and NTD. If NTD depreciates against US$, the value of NTD revenues and assets as expressed in US$ financial statements will decline. The Group does not hold any derivative or other financial instruments that expose to substantial market risk.

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires a public entity to disclose additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. It is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. In January 2025, the FASB issued ASU 2025-01 to clarify that all public entities, including non-calendar year-end entities, should adopt the disclosure requirements of ASU 2024-03. The Company is currently evaluating the impact of this standard on its unaudited interim consolidated financial statements and related disclosures, and do not expect the adoption will have a material impact on its financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and does not expect the adoption will have a material impact on its consolidated financial statements and disclosures.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Group has adopted ASU 2025-05 and the adoption did not have a material impact on the Group’s unaudited consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

3. INVENTORIES

Inventories, net consist of the following:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Finished goods	$73,267	$—

The Group has no write-down of inventories for the six months ended June 30, 2026 and December 31, 2025.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The amount of prepaid expenses and other current assets consist of the following:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Value added tax credit	$164,285	$128,816
Other receivable	—	286
Security deposits	25,786	26,375
Prepaid income tax	695	—
Prepaid operating expenses	43,574	12,135
Total	$234,340	$167,612

The Group did not accrue any expected credit loss allowance as of June 30, 2026 and December 31, 2025.

5. PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Leasehold improvement	$293,565	$299,175
Machinery and equipment	29,307	29,867
Office equipment	21,109	21,513
Subtotal	343,981	350,555
Less: accumulated depreciation	(184,055)	(101,661)
Total	$159,926	$248,894

Depreciation expenses included in general and administration expenses for the six months ended June 30, 2026 and 2025 were $84,838 and $5,937, respectively. There were no impairments recognized during the six months ended June 30, 2026 and 2025.

6. LEASES

The Group’s operating lease consist of leases for office space in Taiwan and the Group is the lessee under the terms of the operating leases. For the six months ended June 30, 2026 and 2025, the operating lease cost was $77,115 and $76,627, respectively. The short-term lease cost recognized for the six months ended June 30, 2026 and 2025 was $361 and $7,889, respectively.

The Group has entered into a operating lease with the third party landlord effective on January 1, 2025. The operating leases have remaining lease terms of 11 months and 17 months as of June 30, 2026 and December 31, 2025, respectively. As of June 30, 2026, the weighted average remaining lease term and weighted average discount rate were 0.92 years and 6.41%, respectively.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

6. LEASES (cont.)

As of June 30, 2026 and December 31, 2025, the Group stated the following amounts in these unaudited interim consolidated balance sheets:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Assets
Operating lease right-of-use assets	$136,913	$212,324
Total	136,913	212,324

Liabilities
Operating lease liabilities, current	137,598	148,663
Operating lease liabilities, non-current	—	64,742
Total lease liabilities	$137,598	$213,405

Maturities of lease liabilities were as follows:

Operating
Lease
As of June 30, 2026	(Unaudited)
From July 1, 2026 to June 30, 2027
Present Value of future minimum lease payments	$137,598
Less: Current obligations	(137,598)
Long term obligations	$—

Supplemental cash flow information related to leases where the Group was the lessee for the six months ended June 30, 2026 and 2025 was as follows:

	For the Six Months Ended June 30
	2026	2025
	(Unaudited)	(Unaudited)
Operating cash outflows from operating lease	$77,115	$75,193

7. DEFERRED OFFERING COSTS

Deferred offering costs represent legal, accounting, underwriting, and other direct costs incurred in connection with a planned equity or debt offering. These costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds, In the event the offering is unsuccessful or aborted, the costs will be expenses.

As of December 31, 2025, deferred offering costs amounted to $929,137. Upon completion of the Group’s business combination on June 12, 2026, deferred offering costs of $1,333,410 were charged against the gross proceeds of the offering and recorded as a reduction of additional paid-in capital. As of June 30, 2026, there were no deferred offering costs.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

8. ACCRUED EXPENSES AND OTHER LIABILITIES

The amount of accrued expenses and other liabilities consists of the followings:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Accrued expenses	$72,785	$52,785
Accrued audit fee	—	95,160
Accrued staff costs	125,105	165,092
Others	4,960	6,835
Total	$202,850	$319,872

9. SHARE CAPITAL

The Company is authorized to issue $50,000 ordinary shares with a par value of $1.00 per share. Prior to the closing of the Business Combination, the Company intends to amend and restate its memorandum and articles of association (the “Company’s A&R MAA”) which will constitute the Company’s A&R MAA. Under the Company’s A&R MAA, the Company will change its authorized share capital to US$50,000 divided into 5,000,000,000 shares of US$0.00001 par value each of a single class. Holders of ordinary shares are entitled to one vote per share owned on each matter properly submitted to the shareholders on which the holders of the ordinary shares are entitled to vote. The holders of ordinary shares shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets for funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions. As of December 31, 2025, there were one ordinary share issued and outstanding.

In connection with the Business Combination, on March 24, 2026, the Company entered into subscription agreements with certain investors for PIPE Financing of 780,000 units at $10.00 per unit for aggregate gross proceeds of $7,800,000. Each unit consists of one ordinary share and one Series A preferred share of the Company. The Series A preferred shares rank senior to ordinary shares with respect to liquidation rights and are entitled to receive distributions from available proceeds in preference to ordinary shareholders upon the liquidation of the Company. The Series A preferred shares do not contain redemption rights and are not redeemable at the option of the holders. The Series A preferred shares are entitled to voting rights on an as-converted basis. Each Series A preferred share automatically converts into one-third of one ordinary share six months after the closing of the Business Combination. Upon the closing of the Business Combination on June 12, 2026, the Company issued 780,000 ordinary shares and 780,000 Series A preferred shares to the PIPE investors,

On June 12, 2026, Merger Sub I merged with and into HSPT, with HSPT continuing as the surviving company and becoming a wholly owned subsidiary of the Company. Each issued and outstanding ordinary share of HSPT (other than redeeming and dissenting shares) was automatically cancelled and converted into the right to receive one ordinary share of the Company. In connection with the First Merger, 3,502,404 HSPT ordinary shares were redeemed and cancelled, while the remaining non-redeeming shares were converted into ordinary shares of the Company.

On the same day, Merger Sub II merged with and into SL Bio, with SL Bio continuing as the surviving company and becoming a wholly owned subsidiary of the Company. Each issued and outstanding ordinary share of SL Bio was automatically cancelled and converted into the right to receive newly issued ordinary shares of the Company based on the exchange ratio set forth in the Business Combination Agreement. In aggregate, 556,800,000 ordinary shares of the Company were issued to SL Bio shareholders. Upon completion of the Second Merger, the authorized share capital of SL Bio was reclassified to $500,000 divided into 500,000,000 shares of par value of $0.001 each.

Following the effective time of the First Merger and Second Merger, the Company has authorized shares of 4,950,000,000, ordinary shares of par value $0.00001 each and 50,000,000 preferred shares of par value $0.00001 each. As of June 12, 2026 and June 30, 2026, the issued and outstanding shares of the Company comprised 560,759,740 ordinary shares of par value $0.00001 each and 780,000 preferred shares of par value $0.00001 each. As a result of Business Combination, SL Bio and HSPT each became wholly owned subsidiaries of the Company following the merger (which closed on June 12, 2026, with trading commencing on Nasdaq under “SLBT” on June 15, 2026).

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

9. SHARE CAPITAL (cont.)

Retroactive Application of the Reverse Recapitalization

As the Share Exchange was accounted for as a reverse recapitalization, the historical financial statements prior to the Share Exchange are those of SL Bio. The equity structure has been retroactively restated in all comparative periods to reflect the number of shares of the Company’s ordinary share, par value $0.00001 per share, issued to SL Bio’s shareholders in connection with the Share Exchange. Accordingly, the shares and corresponding capital amounts, as well as the earnings (loss) per share, related to SL Bio’s ordinary share prior to the Share Exchange have been retroactively restated as shares reflecting the exchange ratio of approximated 151.51 shares of the Company’s ordinary share for each share of SL Bio’s ordinary share. The difference between the par value of SL Bio’s ordinary share and the par value of the Company’s ordinary share issued has been reclassified to additional paid-in capital. The retroactive restatement had no impact on total equity. The accumulated deficit and accumulated other comprehensive income (loss) of SL Bio have been carried forward after the Share Exchange. In addition to the Reverse Recapitalization, one share issuance for SL Science Holding Limited for incorporation had retroactively restated in all comparative periods as part of re-organization prior to the Business Combination.

10. COMMITMENTS AND CONTINGENCIES

Except for the contractual commitments disclosed under ‘Research and Development’ in Note 2 and the future lease payments disclosed in Note 6, the Group had no other material contractual commitments requiring disclosure as of June 30, 2026.

11. RELATED PARTY TRANSACTION

As of June 30, 2026, the amount due to Director was consisted of the following:

Name	Amount	Relationship	Note
Mr. Wang	$1,600,000	a director and a shareholder of the Company	Loan to the Group, interest free and due for repayment on August 31, 2026

As of December 31, 2025, the Group has no amount due to the related party.

During the six months ended June 30, 2026, the Group has no transaction with related party.

During the six months ended June 30, 2025, the Group had the following transaction with related party:

Name	Amount	Relationship	Note
JY BioMed	$448,571	Company owned by our Chief Technical Officer of the Company, Dr. Shen	Research and development costs paid for GDT Cells Licenses to the Group

12. SEGMENT REPORTING

The Group’s chief operating decision maker, who has been identified as the Board of Directors, evaluates segment performance and allocates resources based on several factors, of which the primary financial measures are operating income and research and development costs.

During the six months ended June 30, 2026 and 2025, the Group operated in sales of Exosome products segment, research and development of CD-19 Armed-T products and GDT cell therapy products segment. The revenue of the Group represented the sales of Exosome products only.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

12. SEGMENT REPORTING (cont.)

There was no revenue generated and assets allocated for the CD-19 Armed-T products and GDT cell therapy products segments for the six months ended June 30, 2026 and 2025. The Company’s chief operating decision maker evaluates performance based on each reporting segment’s revenue, cost of revenues, operating expenses, operating income (loss), other income (expense), and income (loss) before income taxes. The respective information by segment for the six months ended June 30, 2026 and 2025 were as follows:

For the six months ended June 30, 2026

		CD-19	GDT cell	Corporate
	Exosome	Armed-T	therapy	and
	Products	Products	Products	Unallocated	Total
Revenue	$1,386,608	$—	$—	$—	$1,386,608
Cost of revenue	(829,124)	—	—	—	(829,124)
Gross profit	557,484	—	—	—	557,484
Operating expenses	367,989	128,536	1,251,462	971,674	2,719,661
Operating profit (loss)	189,495	(128,536)	(1,251,462)	(971,674)	(2,162,177)
Other income (expenses), net	(28)	—	—	—	(28)
Profit (loss) before income tax	189,467	(128,536)	(1,251,462)	(971,674)	(2,162,205)

As of June 30, 2026
Identifiable long-lived assets	10,746	—	—	149,180	159,926
Total assets	695,816	—	—	8,215,322	8,911,138

For the six months ended June 30, 2025:

		CD-19	GDT cell	Corporate
	Exosome	Armed-T	therapy	and
	Products	Products	Products	Unallocated	Total
Revenue	$1,129,238	$—	$—	$—	$1,129,238
Cost of revenue	(740,172)	—	—	—	(740,172)
Gross profit	389,066	—	—	—	389,066
Operating expenses	345,929	357,468	509,554	785,857	1,998,808
Operating income (loss)	43,137	(357,468)	(509,554)	(785,857)	(1,609,742)
Other income (expenses), net	(10,186)	—	—	17,835	7,649
Profit (loss) before income tax	32,951	(357,468)	(509,554)	(768,022)	(1,602,093)

As of June 30, 2025
Identifiable long-lived assets	18,194	—	—	648,831	667,025
Total assets	4,202,757	—	—	1,588,821	5,791,578

As of June 30, 2026 and 2025, the Group’s total assets and long-lived assets are under the segments of sales of Exosome Products and Corporate and unallocated. All of the payments incurred for research and development of CD-19 Armed-T products and GDT cell therapy products segments are expensed.

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

13. SUBSEQUENT EVENTS

The shareholders and the board of directors of the Company approved share incentive plan (the “2026 Share Incentive Plan”) on September 24, 2026 (the “Effective Date”), under which certain securities of the Company (the “Awarded Shares”) may be awarded to directors, employees and consultants of the Company or its subsidiaries (the “Eligible Participant(s)”) pursuant to the terms of the 2026 Share Incentive Plan. The purpose of the 2026 Share Incentive Plan is to recognize and reward the contribution of the Eligible Participants to the growth and development of the Group and to give incentives to them in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group. Subject to any early termination as may be determined by the Board pursuant to the rules, the 2026 Share Incentive Plan shall be valid and effective for a term of 10 years commencing from the Effective Date. The maximum number of the Awarded Shares shall not exceed 85,000,000 ordinary shares of the Company (“Share Limit”), representing 15.15% of the issued share capital of the Company as of the date of the Effective Date.

Subject to the authorized share capital as provided in the memorandum of association and articles of association of the Company then in effect, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the 2026 Share Incentive Plan commencing on January 1, 2027 (each, an “Evergreen Date”), by an amount equal to three percent (3%) of the total number of outstanding ordinary shares of the Company on the end of the calendar year immediately preceding the applicable Evergreen Date

Details of the 2026 Share Incentive Plan have been set out in the Company’s Form S-8 filed with the SEC on October 9, 2026. No Awarded Shares had been awarded to any Eligible Participant up to the date of the unaudited interim consolidated financial statement.

In addition, on May 14, 2026 and May 21, 2026, SL Bio has entered into non-interest bearing loan agreements with the Mr. Wang, under which a total aggregate loan amount of $1,600,000 was provided to SL Bio. In July 2026, the loan amount of $1,600,000 was repaid to Mr. Wang.

Other than the above, the Company has evaluated subsequent events through October 26, 2026, the date of the issuance of the unaudited interim consolidated financial statement, and no subsequent event is identified.